

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Robert McAllister
Principal Executive Officer, President and Director
Enertopia Corp.
#18 1783 Spall Road
Kelowna, British Columbia, Canada V1Y 4R2

> **Re: Enertopia Corp.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2021**
> **File No. 333-255495**

Dear Mr. McAllister:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Macdonald